Tax-Qualified Retirement Plan Rider	In this rider, “ You” means the Owner of the policy at the time an Owner’s right is exercised.

You may change the Owner only to the Insured. You may assign this policy only if you are not the Insured or the Insured’s employer.

AXA EQUITABLE LIFE INSURANCE COMPANY

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer	Secretary and Associate General Counsel

R86-416